EXHIBIT 21.1

                    CHANDLER (U.S.A.), INC. AND SUBSIDIARIES


                         SUBSIDIARIES OF THE REGISTRANT



1. National American Insurance Company, an Oklahoma corporation ("NAICO") that is a wholly owned subsidiary of Chandler USA.

2. Chandler Insurance Managers, Inc., an Oklahoma Corporation ("CIMI") that is a wholly owned subsidiary of Chandler USA.

3. Network Administrators, Inc., a Texas corporation ("Network") that is a wholly owned subsidiary of Chandler USA.